Exhibit 99.2

F-1

CynoGen, Inc.

Condensed Statements of Operations

(Unaudited)

(in thousands)

	Three Months Ended March 31
	2015	2014
Net Sales	$1,734	$889
Cost of services provided	1,847	1,280
Selling, general and administrative	1,923	1,561
Total Operating Cost and Expenses	3,770	2,841
Operating (Loss)	(2,036)	(1,952)
Interest expense	2	2
(Loss) Before Taxes	(2,038)	(1,954)
Tax Benefit	--	--
Net Loss and Comprehensive Loss	$(2,038)	$(1,954)

The accompanying notes to the condensed financial statements are an integral part of this statement.

F-2

CynoGen, Inc.

Condensed Balance Sheets

(in thousands)

	March 31 2015	December 31 2014
Assets	(unaudited)
Current Assets:
Trade receivables, less allowances of—2015: $1,552; 2014: $1,100	$4,112	$3,718
Prepaid expenses and other current assets	52	164
Total Current Assets	4,164	3,882
Property and equipment, at cost	3,839	3,729
Less: accumulated depreciation	(1,114)	(978)
Net Property and Equipment	2,725	2,751
Intangible assets, net of amortization	891	937
Other assets	25	25
Total Assets	$7,805	$7,595
Liabilities and Net Parent Company Investment in CynoGen
Current Liabilities:
Trade accounts payable	$504	$1,073
Salaries, wages, and commissions	685	651
Other accrued liabilities	98	173
Total Current Liabilities	1,287	1,897
Long-term Liabilities	24	19
Commitments and Contingencies
Common stock, 1,000 shares authorized, issued, and outstanding, no par value	--	--
Net parent company investment in CynoGen	6,494	5,679
Total Net Parent Company Investment in CynoGen	6,494	5,679
Total Liabilities and Net Parent Company Investment in CynoGen	$7,805	$7,595

The accompanying notes to the condensed financial statements are an integral part of this statement.

F-3

CynoGen, Inc.

Condensed Statements of Cash Flows

(Unaudited)

(in thousands)

	Three Months Ended March 31
	2015	2014
Cash Flow (Used in) Operating Activities:
Net loss	$(2,038)	$(1,954)
Adjustments to reconcile net loss to net cash used in operating activities—
Depreciation	136	152
Amortization of intangible assets	46	--
Share-based compensation	38	46
Trade receivables	(394)	(276)
Other, net	(493)	173
Net Cash (Used in) Operating Activities	(2,705)	(1,859)

Cash Flow (Used in) Investing Activities:
Acquisitions of property and equipment	(110)	(140)
Net Cash (Used in) Investing Activities	(110)	(140)

Cash Flow Provided by Financing Activities:
Net cash inflows from transactions with Abbott Laboratories	2,815	1,999
Net Cash Provided by Financing Activities	2,815	1,999

Net Increase (Decrease) in Cash and Cash Equivalents	--	--
Cash and Cash Equivalents, Beginning of Year	--	--
Cash and Cash Equivalents, End of Period	$--	$--

The accompanying notes to the condensed financial statements are an integral part of this statement.

F-4

CynoGen, Inc.

Notes to the Condensed Financial Statements

March 31, 2015

(Unaudited)

Note 1—Basis of Presentation

The accompanying unaudited, condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting and, therefore, do not include all information and footnote disclosures normally included in audited financial statements. The financial data presented herein should be read in conjunction with the financial statements and accompanying notes as of December 31, 2014 and 2013 and for the two years ended December 31, 2014. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results for interim periods should not be considered indicative of results for the full year.

On April 13, 2015, Abbott Molecular, Inc., a subsidiary of Abbott Laboratories (Abbott) entered into a Stock Purchase Agreement (the Agreement) with Minuet Diagnostics, Inc. (Minuet), a subsidiary of Prelude Corporation (Prelude) whereby Abbott sold its wholly-owned subsidiary, CynoGen, Inc. (CynoGen or the Company), for $1 million. Prelude subsequently sold the Company to Rosetta Genomics, Ltd., who will combine its business with that of the Company.

The principal business of CynoGen is the performance of laboratory tests. All of CynoGen’s services are provided in the United States, and its services are primarily marketed to physician groups, hospitals, and other health care providers. CynoGen’s services are primarily billed to health care insurers, who reimburse CynoGen based on contractually agreed rates.

The accompanying condensed financial statements have been prepared on a stand-alone basis and are derived from Abbott’s consolidated financial statements and accounting records. The condensed financial statements reflect CynoGen’s financial position, results of operations, and cash flows as its business was operated as part of Abbott for the periods presented, in conformity with U.S. generally accepted accounting principles.

Since its inception, CynoGen has generated significant losses and CynoGen expects to incur additional losses as it continues to grow its customer base and related revenues. Historically, its cash needs for operating expenses have been principally met by proceeds from Abbott through the date of the Agreement. Rosetta Genomics, Ltd. has represented that it has the positive intent and ability to provide all necessary financial support to CynoGen to ensure that CynoGen will continue as a going concern for at least one year after the date of these condensed financial statements. The accompanying condensed financial statements have been prepared under the presumption that CynoGen would continue as a going concern.

The condensed financial statements include the allocation of certain assets and liabilities that have historically been maintained at the Abbott corporate level but which are specifically identifiable or allocable to CynoGen. Cash, cash equivalents, and short-term investment securities held by Abbott were excluded from CynoGen’s financial statements. Per the terms of the Agreement between Abbott and Minuet, no cash was transferred. All intercompany transactions between Cynogen and Abbott are considered to be effectively settled in the accompanying condensed financial statements at the time the transactions are recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Statements of Cash Flows as a financing activity and in the Condensed Balance Sheets as Net parent company investment in CynoGen.

CynoGen’s condensed financial statements include an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, and information technology. These expenses have been allocated to CynoGen based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, number of transactions, or other reasonable measures. CynoGen considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had CynoGen operated as an independent company for the periods presented.

Abbott maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans for its United States-based employees. CynoGen employees participate in those programs and a portion of the cost of those plans is included in CynoGen’s condensed financial statements. However, CynoGen’s Condensed Balance Sheets do not include any equity related to stock-based compensation plans or any net benefit plan assets or obligations because the plans do not only cover CynoGen employees and CynoGen is not the plan sponsor. See Note 4 and Note 5 for a further description of the accounting for stock-based compensation and benefit plans.

F-5

Note 2—Supplemental Financial Information

Other accrued liabilities as of March 31, 2015 and December 31, 2014, included approximately $48 and $46 thousand, respectively, of accrued self-insurance reserves, zero and $34 thousand, respectively, of accrued tax withholdings, zero and $43 thousand of accrued non-income taxes, and $20 thousand and $18 thousand, respectively, of deferred rent.

Note 3—Intangible Assets

The gross amount of amortizable intangible assets was $1 million as of March 31, 2015 and December 31, 2014, respectively, and the associated accumulated amortization was approximately $109 thousand and $63 thousand as of March 31, 2015 and December 31, 2014, respectively. The acquired intangible assets relate to an acquired license which gives CynoGen the right to commercialize a certain proprietary laboratory test. The term of the agreement expires on December 31, 2019, and can be renewed by mutual agreement with the counterparty. In the event that the agreement is not renewed, the rights to commercialize the laboratory test would revert back to the counterparty, and CynoGen would be entitled to receive payments of 25% of 2019 sales in 2020, 20% of 2019 sales in 2021, and 15% of 2019 sales in 2022.

The estimated annual amortization expense for intangible assets recorded at March 31, 2015 is approximately $188 thousand from 2015 through 2019. Intangible asset amortization is included in Cost of services provided in the Condensed Statements of Operations.

Note 4—Incentive Stock Program

Abbott maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain CynoGen employees. The following disclosures represent the portion of Abbott’s program in which CynoGen employees participate. All awards granted under the program consist of Abbott common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that CynoGen would have experienced as an independent company for the periods presented.

During the three months ended March 31, 2015, 2.1 thousand restricted stock units were granted to certain CynoGen employees. Total non-cash compensation expense charged against income for the three months ended March 31, 2015 and March 31, 2014 was $38 thousand and $46 thousand, respectively.

Note 5—Post-Employment Benefits

CynoGen employees participate in defined benefit pension and other postretirement plans sponsored by Abbott Laboratories, which include participants from Abbott Laboratories’ other businesses. Such plans are accounted for as multiemployer benefit plans. As a result, no asset or liability was recorded by CynoGen to recognize the funded status of these plans in the accompanying condensed financial statements. CynoGen recognized expense of $184 thousand and $98 thousand for the three months ended March 31, 2015 and March 31, 2014, respectively, for Abbott’s allocation of pension and other postretirement benefit costs related to CynoGen’s employees. As of March 31, 2015 and December 31, 2014 there were no required contributions outstanding.

Additionally, CynoGen employees participate in the Abbott Stock Retirement Plan, which is sponsored by Abbott Laboratories and include participants of Abbott Laboratories’ other businesses. CynoGen recognized expense of $52 thousand and $44 thousand for the three months ended March 31, 2015 and March 31, 2014, respectively, for Abbott’s allocation of its contributions to this plan on behalf of CynoGen employees.

Note 6—Taxes on Losses

Taxes on losses have been calculated on a separate tax return basis although CynoGen’s operations have historically been included in the tax returns filed by Abbott. Taxes on losses reflect the estimated annual effective rates, which are less than the statutory U.S. federal income tax rate principally due to the valuation allowance recognized on deferred tax assets.

F-6

Note 7—Related Party Transactions

Abbott provides certain services to CynoGen, which include administration of treasury, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, information technology, corporate income tax and selected legal services. Some of these services will be provided to CynoGen on a temporary basis after the divestiture. The financial information in these condensed financial statements does not necessarily include all the expenses that would have been incurred had CynoGen been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the condensed financial position, results of operations and cash flows of CynoGen in the future or what they would have been had CynoGen been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to CynoGen are reasonable. The allocation methods include relative sales, headcount, number of transactions or other reasonable measures. These allocations totaled approximately $427 thousand and $145 thousand for the three months ended March 31, 2015 and March 31, 2014, respectively. These allocations are included in cost of services provided and selling, general, and administrative expenses on the condensed statements of operations.

Note 8—Subsequent Events

On April 13, 2015, as part of the sale of CynoGen, Abbott discontinued its guarantee of CynoGen’s performance under the lease of CynoGen’s office and laboratory space.

CynoGen evaluated subsequent events for recognition or disclosure through June 29, 2015, the date the condensed financial statements were available to be issued.

F-7